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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF JULY, 2014

COMMISSION FILE NUMBER: 001-34491

DRAGONWAVE INC.

(Translation of registrant's name into English)

411 Legget Drive, Suite 600
Ottawa, Ontario, K2K 3C9
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐  Form 20-F                        ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                        ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a    .

        The following are exhibits issued by DragonWave Inc.:

Exhibit Number	Description
99.1	Press Release dated July 24, 2014—DragonWave Inc. Announces Proposed Public Offering of Units
99.2	DragonWave Inc. Term Sheet for Overnight Marketed Treasury Offering of Units
99.3	Form of Warrant Indenture between DragonWave Inc. and Computershare Trust Company of Canada as the Warrant Agent
99.4	Form of Warrant Certificate (included in Exhibit 99.3 hereto)

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAGONWAVE INC. (Registrant)
By:	/s/ Russell Frederick Name: Russell Frederick Title: Chief Financial Officer

Date: July 24, 2014

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SIGNATURES